Exhibit 10.2

EXECUTION VERSION

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY
BRACKETS AND ASTERISK, HAS BEEN OMITTED PURSUANT TO ITEM 601(B)(10)(IV) OF
REGULATION S-K, BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE
COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of August 27, 2023, by and between BioLineRx Ltd., a company organized under the laws of the State of Israel (the “Company”), Hong Seng Technology Limited, a company organized under the laws of Hong Kong (the “Purchaser”), and Guangzhou Gloria Biosciences Co., Ltd., a company organized under the laws of the People’s Republic of China (the “Gloria” and together with the Purchaser, the “Purchaser Parties”).

WHEREAS, the Company and the Purchaser Parties are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Regulation S (“Regulation S”) as promulgated under the Securities Act and/or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”);

WHEREAS, the Company desires to issue and sell to the Purchaser Parties, and the Purchaser Parties desire to purchase from the Company, securities of the Company as more fully described in this Agreement; and

WHEREAS, the Purchaser Parties have entered into a binding agreement pursuant to which, subject to the terms and conditions set forth therein, the Purchaser Parties will effectuate transaction(s) in order for Gloria to become the sole beneficial owner of all of the securities of the Company purchased hereunder, as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser Parties agree as follows:

ARTICLE I.
DEFINITIONS

1.1           Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Action” shall have the meaning ascribed to such term in Section 3.1(h).

“ADS(s)” means American Depositary Shares issued pursuant to the Deposit Agreement, each representing fifteen (15) Ordinary Shares.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Bank Account” shall have the meaning ascribed to such term in Section 2.2(b)(ii).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or a legal holiday in Israel or any day on which banking institutions in the State of New York or Israel are authorized or required by law or other governmental action to close.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, the Purchase Price funds are in the Bank Account of the Company and are available, unrestricted and fully accessible to the Company without any limitations imposed by the bank or any third party, and all conditions precedent to (i) the Purchaser’s obligations to pay the Purchase Price and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the Termination Date.

“Commission” means the United States Securities and Exchange Commission.

“Deposit Agreement” means the Deposit Agreement, dated as of July 11, 2011, among the Company, The Bank of New York Mellon as Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

“Depositary” means The Bank of New York Mellon, as Depositary under the Deposit Agreement.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“Escrow Agent” shall mean Law Debenture Trust (Asia) Limited.

“Escrow Agreement” shall mean that certain escrow agreement to be entered into by and among the Company, the Purchaser and the Escrow Agent, on substantially the terms set forth in the form escrow agreement attached hereto as Exhibit A, contemporaneously with or no later than five (5) Business Days following the date of this Agreement.

“Escrow Cash” shall have the meaning ascribed to such term in Section 2.4(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDA” shall have the meaning ascribed to such term in Section 3.1(k).

“IFRS” shall have the meaning ascribed to such term in Section 3.1(f).

“IIA” means the Israel Innovation Authority.

“IIA Consent” shall have the meaning ascribed to such term in the License Agreement.

“IIA Notice” means the written notice to be submitted to the IIA with respect to the transactions under this Agreement, in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 and the IIA’s regulations, together with the IIA Undertaking executed by the Purchaser to be delivered at Closing, which notice may be submitted to the IIA following the Closing.

“IIA Undertaking” shall have the meaning ascribed to such term in Section 2.2(b)(iii).

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(n).

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended, and the rules and regulations promulgated thereunder.

“Israeli Securities Law” shall have the meaning ascribed to such term in the recitals.

“Joint Release” shall have the meaning ascribed to such term in Section 2.4(c)(i).

“License Agreement” means that certain License Agreement to be entered into by and between the Company and the Purchaser Parties.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, pre-emptive right or other restriction.

“Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.1(a).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(j).

“Ordinary Shares” means the ordinary shares of the Company, par value NIS 0.10 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Per ADS Purchase Price” equals $2.136, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of ADSs and/or the Ordinary Shares that occur after the date of this Agreement and prior to the Closing Date.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint share company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchase Price” shall have the meaning ascribed to such term in Section 2.1.

“Regulation S” shall have the meaning ascribed to such term in the recitals.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(d).

“Restricted Period” shall have the meaning ascribed to such term in Section 4.12.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(f).

“Securities” means the ADSs and the Ordinary Shares underlying the ADSs.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Certificate” shall have the meaning ascribed to such term in Section 2.4(b)(ii).

“Shares” means the Ordinary Shares, as represented by ADSs, issued pursuant to the Deposit Agreement, each ADS representing fifteen (15) Ordinary Shares, issued or issuable to the Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing of ADSs and/or Ordinary Shares).

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 1.1 of the Disclosure Schedules, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“TASE” means the Tel Aviv Stock Exchange Ltd.

“Termination Date” means the date that is four months from the date of execution of this Agreement (or such later date as may be otherwise agreed under the License Agreement to obtain the IIA Consent).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means the Nasdaq Capital Market (or any successor thereof) or any other markets or exchanges on which the ADSs and/or the Ordinary Shares are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, all exhibits and schedules hereto, and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Upfront Payment” shall have the meaning ascribed to such term in the License Agreement.

“Underlying Shares” shall have the meaning ascribed to such term in Section 2.4(b)(ii).

ARTICLE II.
PURCHASE AND SALE

2.1          Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchaser agrees to purchase, an aggregate of 6,829,137 ADSs, such number representing approximately 9.99% of the issued and outstanding share capital of the Company immediately after giving effect to the issuance of the Securities on the Closing Date, at the Per ADS Purchase Price and for an aggregate of $14,587,037 (the “Purchase Price”).  The Purchaser shall deliver or cause to be delivered to the Company, via wire transfer, immediately available funds equal to the Purchase Price and the Company shall deposit the Shares and instruct the Depositary to deliver to the Purchaser the ADSs being purchased by the Purchaser hereunder, in accordance with the terms and conditions of this Agreement, and the Company and the Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of FISCHER (FBC & Co.) in Tel Aviv, Israel, or such other location (including remotely by electronic transmission) as the parties shall mutually agree.

2.2          Deliveries.

(a)          On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i)          this Agreement duly executed by the Company;

(ii)          upon receipt of the Purchase Price in the Bank Account and the Purchase Price funds being immediately available, unrestricted and fully accessible to the Company without any limitations imposed by the bank or any third party, the ADSs being purchased by the Purchaser hereunder, delivered in book entry form at the Depositary;

(iii)          a certificate, dated as of the Closing Date and signed on the Company’s behalf by the chief executive officer or chief financial officer of the Company, to the effect that the conditions set forth in Sections 2.3(b)(i) and 2.3(b)(ii) are satisfied;

(iv)          a true and correct copy of the resolutions of the Board of Directors (y) appointing Mr. Shaoyu Yan, as the Purchaser’s designee, to serve as a Class III director of the Company (the “Appointed Director”), to fill a vacancy on the Board of Directors, subject to the Closing and in any event effective no earlier than thirty (30) days following the date hereof, in accordance with the authority provided to the Board of Directors under Article 16.3 of the Company’s articles of association, who shall serve as a Class III director of the Company until the annual general meeting of the shareholders of the Company to be held in 2026 (the “2026 AGM”) in accordance with the Company’s articles of association (including, without limitation, said Article 16.3) and applicable law; and (z) authorizing the Company to enter into an indemnification letter agreement with the Appointed Director, in the Company’s standard form, and approving the inclusion of the Appointed Director in the Company’s directors’ and officer’s liability insurance, in each case effective as of his appointment to serve as a director of the Company, subject to and in accordance with the terms hereof; and

(v)          the License Agreement duly executed by the Company and having come into full force and effect, including receipt of the IIA Consent in connection therewith.

(b)          On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company the following:

(i)          this Agreement duly executed by the Purchaser;

(ii)          the Purchase Price and the Upfront Payment, which shall be by release of the Escrow Cash by the Escrow Agent to the Company, upon mutual written instructions of the Purchaser and the Company pursuant to the respective Joint Release as set forth in Section 2.4(b) hereof, in accordance with the terms of the Escrow Agreement, by wire transfer to the account of the Company, which funds shall be immediately available, unrestricted and fully accessible to the Company, without any limitations imposed by the bank or any third party, the details of which bank account the Company shall have communicated to the Purchaser and the Escrow Agent in writing at least two Business Days prior to the Closing Date (the “Bank Account”);

(iii)          a certificate, dated as of the Closing Date and signed on the Purchaser’s behalf by the chief executive officer or chief financial officer of the Purchaser, to the effect that the conditions set forth in Sections 2.3(i) and 2.3(ii) 2.3(i)and are satisfied;

(iv)          a completed and duly executed undertaking of the Purchaser to the IIA in the form previously provided to the Purchaser (the “IIA Undertaking”); and

(v)          the License Agreement duly executed by the Purchaser Parties and having come into full force and effect.

2.3          Closing Conditions.

(a)          The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met, any and all of which may be waived in whole or in part (in writing) by Company, to the extent permitted by applicable law:

(i)          the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Purchaser Parties contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)          all obligations, covenants and agreements of the Purchaser Parties required to be performed hereunder (including with respect to the License Agreement) at or prior to the Closing Date shall have been performed in all material respects; and

(iii)          the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)          The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met, any and all of which may be waived in whole or in part (in writing) by the Purchaser, to the extent permitted by applicable law:

(i)          the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)          all obligations, covenants and agreements of the Company required to be performed hereunder at or prior to the Closing Date shall have been performed in all material respects;

(iii)          the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement; and

(iv)          the IIA Consent was obtained and the License Agreement has come into full force and effect as of the License Effective Date (as defined in the License Agreement).

2.4          Escrow.

(a)          Promptly following the execution of this Agreement, the License Agreement and the Escrow Agreement, (i) the Purchaser shall deliver or cause to be delivered to the Escrow Agent the Purchase Price and the Upfront Payment (the “Escrow Cash”); and (ii) the Company shall deliver or cause to be delivered to the Escrow Agent a copy of the irrevocable instructions to the Depositary (the “ADS Instructions”), instructing the Depositary to deliver the ADSs to be purchased by the Purchaser hereunder in book entry form, registered in the name of the Purchaser, subject to and at the Closing, in each case to be held by the Escrow Agent in trust until the earlier of the Closing and the termination of this Agreement in accordance with its terms. In the event of the Closing or the termination of this Agreement in accordance with its terms (whichever is earlier), the Escrow Agent shall:

(i)          in the case of Closing, (y) release the Escrow Cash to the Company; and (z) subject to satisfaction of the conditions set forth in Section 2.2(b)(ii), release the ADS Instructions to the Depositary, all in accordance with the terms of this Agreement and the Escrow Agreement. The Company undertakes to use its best commercial efforts to cause the Depositary to issue the ADSs to be purchased by the Purchaser hereunder promptly after the Depositary’s receipt of the ADS Instructions; and

(ii)          in the case of termination of this Agreement, (y) release the Escrow Cash to the Purchaser; and (z) return the ADS Instructions to the Company.

(b)          The Company and Purchaser shall cooperate in order to ensure the Closing promptly following receipt of the IIA Consent, as follows:

(i)          the release of the Escrow Cash to the Company from escrow promptly following receipt of the IIA Consent, pursuant to delivery to the Escrow Agent of the Joint Release relating to the release of the Escrow Cash to the Company;

(ii)          upon delivery to the Escrow Agent of the Joint Release relating to the release of the Escrow Cash to the Company, the Company shall cause to be deposited with the custodian bank of the Depositary in Israel a share certificate (the “Share Certificate”) representing a number of Ordinary Shares underlying the ADSs being purchased by the Purchaser hereunder (the “Underlying Shares”), and thereafter the Company shall provide to the Purchaser confirmation from the Depositary or the custodian bank that the Share Certificate has been deposited with the custodian bank; and

(iii)          promptly following the Company’s receipt of the Escrow Cash in the Bank Account and such funds being immediately available, unrestricted and fully accessible to the Company without any limitations imposed by the bank or any third party, the release by the Escrow Agent of the ADS Instructions to the Depositary, pursuant to delivery of the Joint Release relating to the release of the ADS Instructions to the Depositary in accordance with the Escrow Agreement.

(c)          As of the date hereof, the Company and Purchaser have each:

(i)          signed joint releases relating to (y) the release of the Escrow Cash to the Company following receipt of the IIA Consent; and (z) release of the ADS Instructions to the Depositary following the deposit of the Escrow Cash in the Bank Account and such funds being immediately available, unrestricted and fully accessible to the Company (each, a “Joint Release”) and have deposited their respective signature pages thereto with their respective legal counsel, the law firm of Arnon, Tadmor-Levy, in the case of the Company, and the law firm of Herzog Fox and Neeman, in the case of the Purchaser, and

(ii)          given irrevocable instructions to such respective counsel to deliver the respective Joint Release to the Escrow Agent immediately upon confirmation by such counsel that (x) the IIA Consent has been obtained (in the case of the release of the Escrow Cash to the Company) and (y) the Escrow Cash has been deposited in the Bank Account and such funds are immediately available, unrestricted and fully accessible to the Company (in the case of the release of the ADS Instructions to the Depositary).

(d)          For as long as the ADS Instructions are held in escrow and unless and until such time as the ADSs being purchased by the Purchaser hereunder are delivered in book entry form at the Depositary, subject to and at the Closing, (i) the Underlying Shares and/or ADSs subject to the ADS Instructions shall not be deemed issued and outstanding Ordinary Shares and/or ADSs and (ii) the Purchaser shall not be deemed to be the owner of the Underlying Shares and/or the ADSs subject to the ADS Instructions and shall not be entitled to (x) exercise any voting rights with respect to the Underlying Shares and/or ADSs subject to the ADS Instructions, (y) receive dividends and other distributions on account of the Underlying Shares and/or ADSs subject to the ADS Instructions; or (z) any other rights with respect to the Underlying Shares and/or ADSs subject to the ADS Instructions other than as set forth in this Agreement and the Escrow Agreement.

2.5          Non-Circumvention; Further Assurance. Each of the Company and each of the Purchaser Parties hereby covenants and agrees that it will not, directly or indirectly, seek to avoid the observance or performance of any of the terms of this Agreement or circumvent the transactions contemplated hereby. Each of the Company and each of the Purchaser Parties shall execute such additional documents and do, or cause to be done, such acts and all things necessary or appropriate as the other party may reasonably require to carry out and perform the intent and purposes of the Transaction Documents.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties of the Company.  Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to the Purchaser as of the date of this Agreement:

(a)          Organization and Qualification.  The Company and any Subsidiary is an entity duly incorporated or otherwise organized, validly existing and in good standing (if applicable in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective memorandum or articles of association, certificate of incorporation, bylaws or other organizational or charter documents.  Each of the Company and any Subsidiary is duly qualified to conduct business and is in good standing (if applicable in such jurisdiction) as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and any Subsidiary, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”), and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(b)          Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  Assuming the representations and warranties of the Purchaser Parties in Section 3.23.2(c) are true and correct, the execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals.  This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law (the “Enforceability Exceptions”).

(c)          No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s memorandum or articles of association, certificate of incorporation, bylaws or other organizational or charter documents, or (ii) subject to the Required Approvals, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) assuming the representations and warranties of the Purchaser Parties in Section 3.2 3.2(c)are true and correct and subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including Israeli or U.S. federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(d)          Filings, Consents and Approvals.  Assuming the representations and warranties of the Purchaser Parties in Section 3.2 are true and correct, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents to which it is a party, other than: (i) the filings required pursuant to Section 4.1 of this Agreement, (ii) the submission to the IIA of the IIA Notice, which notice may be submitted to the IIA following the Closing, (iii) application(s) to each applicable Trading Market for the listing of the applicable Securities for trading thereon in the time and manner required thereby, to the extent applicable, (iv) the approval for the listing of the Ordinary Shares underlying the ADSs for trade on the TASE; (v) filings with the Israeli Registrar of Companies, if required; and (vi) such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

(e)          Issuance of the Securities.  If and when issued and paid for in accordance with this Agreement, the Securities will be duly authorized and will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents.  The issuance and delivery of the Securities is not subject to preemptive, co-sale, right of first refusal or any other similar rights of the shareholders of the Company or any other person and will not result in the triggering of any anti-dilution or other similar rights, in each case pursuant to the Company’s articles of association, the Israeli Companies Law or agreement to which the Company is a party. Except as set forth in the Company’s SEC Reports (as defined below) and any equity awards granted pursuant to employee benefit and equity compensation or incentive plans described in the Company’s SEC Reports, there are no options, warrants, or rights to subscribe to, or securities, rights, understandings or obligations convertible into or exchangeable for, or giving any right to subscribe for, any share capital or other equity interest of the Company, and there are no outstanding agreements for preemptive or similar rights affecting the Securities.

(f)          SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(g)          Material Changes; Undisclosed Events, Liabilities or Developments.  Since the date of the latest financial statements included within the SEC Reports, except as set forth on Schedule 3.1(g) of the Disclosure Schedules, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Commission, and (iii) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any of its share capital.  Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made.

(h)          Litigation.  Except as set forth in the SEC Reports, there is no action, suit, notice of violation, proceeding or, to the knowledge of the Company, inquiry or investigation pending or, to the knowledge of the Company, threatened against the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”).  None of the Actions set forth in the SEC Reports, (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents to which the Company is a party or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.  To the knowledge of the Company, there are no facts, circumstances or conditions that it believes would reasonably be expected to form the basis for any Actions with respect to actual violations of U.S. securities laws that could have, individually or in the aggregate, a Material Adverse Effect.  Except as set forth in the SEC Reports or as set forth on Schedule 3.1(h) of the Disclosure Schedules, neither the Company nor any Subsidiary, nor any director or officer thereof in such capacity, is or has been the subject of any Action involving a claim of violation of or liability under Israeli, U.S. federal or state or foreign securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company in such capacity. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act. Neither the Company nor any Subsidiary is a party to or subject to the provisions of any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental agency or body that could have, individually or in the aggregate, a Material Adverse Effect.

(i)          Labor Relations.  To the Company’s knowledge, no labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect.  To the Company’s knowledge, none of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement.

(j)          Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(k)          FDA. The studies, preclinical and clinical trials conducted by or on behalf of the Company or any of its Subsidiaries were and, if still pending, are being conducted in all material respects in accordance with applicable protocols, procedures and controls and all applicable laws and authorizations, except where noncompliance would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect; and, since January 1, 2023, the Company has not received any notices or correspondence from the U.S. Food and Drug Administration (the “FDA”) or any other federal, state, local or foreign governmental or regulatory authority requiring the termination or suspension of any studies or preclinical or clinical trials conducted by or on behalf of the Company. The Company has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product currently being developed or marketed by the Company, including the Licensed Product, as such term is defined in and in accordance with the License Agreement.

(l)          Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate Israeli, U.S. federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as currently conducted as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(m)          Title to Assets. Except as set forth in the SEC Reports, the Company and the Subsidiaries have good and marketable title to all property (whether real or personal) described in the SEC Reports as being owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and currently proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of Israeli, U.S. federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with only such exceptions with respect to any particular lease as do not interfere in any material respect with the conduct of the business of the Company or its Subsidiaries.

(n)          Intellectual Property. The Company and the Subsidiaries have, or have rights to use, or can acquire on reasonable terms, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as currently conducted  as described in the SEC Reports and which the failure to so have or acquire could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  Neither the Company nor any Subsidiary has received a written notice that any of the Intellectual Property Rights has expired, terminated or been abandoned except where such expiration, termination or abandonment would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any Subsidiary has received, since the date of the latest financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not have or reasonably be expected to not have a Material Adverse Effect.  To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o)          Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(p)          Environmental Matters. (i) No written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding, or, to the knowledge of the Company, investigation or review is pending or, to the knowledge of the Company, threatened by any Person against the Company and no penalty has been imposed on the Company with respect to any matters relating to or arising out of any Environmental Law except such as would not have a Material Adverse Effect; and (ii) the Company is in compliance with all Environmental Laws except where the failure to comply would not have a Material Adverse Effect. For purposes of this Agreement, the term “Environmental Laws” means applicable federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to human health and the environment, including, but not limited to, Hazardous Materials; and the term “Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any applicable Environmental Law including, but not limited to,  petroleum, asbestos, or polychlorinated biphenyls.

(q)          Transactions With Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company, and (iii) other employee benefits, including equity-based compensation agreements under any share incentive or equity compensation plan of the Company.

(r)          Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(s)          Certain Fees.  Except as set forth on Schedule 3.1(s) of the Disclosure Schedules, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.  The Purchaser Parties shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(t)          Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all Israeli, United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company in accordance with IFRS and (iii) has set aside on its books in accordance with IFRS provision reasonably adequate for the payment of all material taxes that have been established by the Company. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(u)          Registration Rights. No Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(v)          Listing and Maintenance Requirements. The ADSs and Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the ADSs or Ordinary Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as set forth in the SEC Reports, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the ADSs or Ordinary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The ADSs are currently eligible for electronic transfer through The Depository Trust Company (“DTC”) or another established clearing corporation and the Company is current in payment of the fees to the DTC (or such other established clearing corporation) in connection with such electronic transfer.

(w)          Disclosure. All of the disclosure furnished by or on behalf of the Company to the Purchaser Parties regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, taken as a whole, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(x)          Offering. Subject to the accuracy of the representations of the Purchaser Parties set forth in Section 3.2, the offer, sale and issuance of the Securities to be issued in conformity with the terms of this Agreement constitute transactions which are exempt from the registration requirements of the Securities Act and from all applicable state registration or qualification requirements. The Company has implemented all necessary offering restrictions applicable to the transactions contemplated by this Agreement under Regulation S promulgated under the Securities Act.

(y)          Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977.

(z)          Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(aa)         Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements, including (without limitation) those of the Currency and Foreign Transactions Reporting Act of 1970, as amended (collectively, “Record Keeping Laws”), and applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(bb)         Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(cc)         No Integration. Assuming the accuracy of the representations and warranties of the Purchaser Parties set forth in Section 3.2, the Company has not, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

(dd)         Acknowledgment Regarding Purchaser Parties Purchase of Securities. The Company acknowledges and agrees that each of the Purchaser Parties is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement. The Company further acknowledges that the Purchaser Parties are not acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby, and any advice given by the Purchaser Parties or any of their representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Purchaser Parties’ purchase of the Securities. The Company further represents to the Purchaser Parties that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

(ee)         No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Section 3.1, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties.

3.2          Representations and Warranties of the Purchaser Parties.  Each of the Purchaser Parties hereby represents and warrants as of the date hereof and as of the Closing Date, and as of the date of the consummation of the transaction contemplated under the Gloria Transaction (as defined below), to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a)          Organization; Authority. Such Purchaser Party is an entity duly incorporated or formed, validly existing and in good standing under the laws of its formation or incorporation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser Party of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser Party, and when delivered by such Purchaser Party in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser Party, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

(b)          Investment Purpose. Such Purchaser Party understands that the Securities have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon such Purchaser Party’s investment intention. In this connection, such Purchaser Party hereby represents that it is purchasing the Securities for its own account for investment and not with a view toward the resale or distribution to other; provided, however, that by making the representations herein and subject to and except as provided in Sections 4.12 and 4.134.13 hereof, such Purchaser Party does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

(c)          Purchaser Status. Such Purchaser Party is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and it is not a broker-dealer, nor an affiliate of a broker-dealer. Such Purchaser Party (i) acknowledges that the certificate(s) representing or evidencing the Securities contains a customary restrictive legend restricting the offer, sale or transfer of any Securities except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration, (ii) agrees that all offers and sales by such Purchaser Party of Securities shall be made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or a transaction not subject to the registration requirements of, the Securities Act, (iii) represents that the offer to purchase the Securities was made to such Purchaser Party outside of the United States, and such Purchaser Party was, at the time of the offer and will be, at the time of the sale and is now, outside the United States, (iv) has not engaged in or directed any unsolicited offers to purchase Securities in the United States, (v) is neither a U.S. Person nor a Distributor (as such terms are defined in Rule 902(k) and 902(d), respectively, of Regulation S), (vi) has purchased, or will be purchasing, as the case may be, the Securities for its own account and not for the account or benefit of any U.S. Person, (vii) is the sole beneficial owner of the Securities and has not pre-arranged any sale with a purchaser in the United States, and (ix) is familiar with and understands the terms and conditions and requirements contained in Regulation S, specifically, without limitation, such Purchaser Party understands that the statutory basis for the exemption claimed for the sale of the Securities would not be present if the sale, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act.  Such Purchaser Party (i) is not a resident of the State of Israel, (ii) represents that the offer to purchase the Securities was made to such Purchaser Party outside of the State of Israel, and such Purchaser Party was, at the time of the offer and will be, at the time of the sale and the consummation of the Gloria Transaction and is now, outside the State of Israel, and (iii) has purchased or will be purchase the Securities for its own account and not for the account or benefit of any resident of the State of Israel.  Subject to Sections 4.12 and 4.13, such Purchaser Party is purchasing the Securities for its own account and not for distribution or resale purposes.

(d)          Reliance on Exemptions. Such Purchaser Party understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and the prospectus requirements of the laws of the State of Israel and that the Company is relying upon the truth and accuracy of, and the Purchaser Parties compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser Parties set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser Parties to acquire the Securities.

(e)          Experience of Purchaser Parties. Such Purchaser Party, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser Party is able to bear the economic risk of an investment in the Securities and, at the time of the execution of this Agreement, is able to afford a complete loss of such investment.

(f)          General Solicitation.  Such Purchaser Party is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(g)          Access to Information. Such Purchaser Party acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(h)          Transfer or Re-sale. Such Purchaser Party understands that (i) the sale or re-sale of the Securities has not been and is not being registered under the Securities Act or any applicable state securities laws, and the Securities may not be transferred unless (a) the Securities are sold pursuant to an effective registration statement under the Securities Act, or (b) the Securities are sold pursuant to Rule 144 or Regulation S. Such Purchaser Party understands that the Company may, as a condition to the transfer of any of the Securities, require that the request for transfer be accompanied by an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the Securities Act; (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of said Rule 144 and further, if said Rule 144 is not applicable, any re-sale of the Securities under circumstances in which such Purchaser Party (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the Commission thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder (in each case).  Such Purchaser Party (i) is aware that the resale of the Securities may be subject to certain restrictions under the Israeli Securities Law, 1968 and the regulations promulgated thereunder, and therefore, the resale of the Securities on the TASE may be subject to such restrictions; and (ii) undertakes to comply with such restrictions with respect to the resale of the Securities on the TASE.

(i)          Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, Such Purchaser Party has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser Party, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser Party first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution of this Agreement.  Other than to such Purchaser Party’s representatives, including, without limitation, its officers, directors, shareholders, legal and other advisors, employees, agents and Affiliates, such Purchaser Party has maintained the confidentiality of all disclosures made to it in connection with the transaction contemplated by this Agreement (including the existence and terms of this Agreement and the other Transaction Documents).

(j)          Brokers and Finders.  No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or such Purchaser Party for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser Parties.

(k)          Independent Investment Decision.  Such Purchaser Party has independently evaluated the merits of its decision to purchase the Securities pursuant to the Transaction Documents.  Such Purchaser Party understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to such Purchaser Party in connection with the purchase of the Securities constitutes legal, tax or investment advice.  Such Purchaser Party has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

(l)          Group.  Such Purchaser Party represents that it is not a “group” within the meaning of Section 13d-5 under the Exchange Act with any holder or beneficial owner of the Company’s securities and in calculating and reporting such Purchaser Party’s beneficial ownership, such Purchaser Party is not required under the rules and regulations promulgated under the Exchange Act to include the beneficial ownership of the securities of the Company held by another holder or beneficial owner of the Company’s securities.  Such Purchaser Party represents that it is not, as of the date hereof, the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of any of the Company’s securities.

(m)          No Shareholder Agreements.  Such Purchaser Party represents that it is not as of the date hereof, and does not currently intend or contemplate to become, a party to any agreement, contract, arrangement or understanding, written or oral, with any other party, including, without limitation, another holder of the Company’s securities or an entity in which another holder of the Company’s securities is an Interested Party (as such term is defined in the Israeli Companies Law), relating to the acquisition, ownership or voting of any securities of the Company or the exercise (or omission to exercise) any right related to the securities of the Company or otherwise with respect to the securities of the Company (in each case, including the Securities), including, without limitation, any voting agreements, shareholder agreements or any other similar agreement even if its title is different or has any other relationship or agreements with another holder of the Company’s securities as of the date hereof with respect to the securities of the Company (including the Securities). Such Purchaser Party represents that it is not acquiring the Securities, and will not hold the Securities, in concert (within the meaning of such terms in the Israeli Companies Law) with another holder of the Company’s securities.  Such Purchaser Party acknowledges and confirms that the Company is relying upon the truth and accuracy of the representation and warranties of such Purchaser Party set forth in this Section 3.2(m) in assessing the eligibility of such Purchaser Party to acquire the Securities under this Agreement and the application of the tender offer and shareholder approval rules under the Israeli Companies Law in connection with the transactions contemplated hereunder.

(n)          Sanctions Compliance. Neither such Purchaser Party, nor any Person having a direct or indirect beneficial interest in such Purchaser Party has been or is (i) the subject of sanctions administered or enforced by the United States (including without limitation the U.S. Department of the Treasury’s Office of Foreign Asset Control), the United Kingdom, the European Union or any other governmental authority (collectively, “Sanctions”), (ii) organized or resident in a country or territory that is the subject of country-wide or territory-wide Sanctions, or (iii) otherwise a party with which the Company is prohibited from dealing with under applicable laws.

(o)          Anti-money Laundering; Foreign Currency Controls; Counter-Terrorism Financing.  Such Purchaser Party has complied at all times and will continue to comply at all times with all applicable Record Keeping Laws, Money Laundering Laws, foreign currency controls and counter-terrorism financing requirements, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving such Purchaser Party with respect to the applicable Record Keeping Laws, Money Laundering Laws, foreign currency controls and counter-terrorism financing requirements is pending or, to the knowledge of such Purchaser Party, threatened.

(p)          Funds and Payments.  The Purchaser will have immediately available cash in an amount sufficient to pay the Purchase Price on the Closing Date. The funds the Purchaser is using to purchase the Securities at the Closing are not derived from or related to any unlawful activities, including but not limited to money laundering, terrorist financing, corruption, bribery, or foreign currency controls.  All payments by or on behalf of Purchaser under this Agreement will be made only in the Purchaser’s name, from a bank account not located in a country or territory that (i) is listed on any of the lists of the Office of Foreign Assets Control (“OFAC”) prohibited countries, territories and Persons (or subject to OFAC regulations or sanctions, or (ii) has been designated as a “non-cooperative country or territory” by the Financial Action Task Force, and from a bank that is not a “foreign shell bank” within the meaning of the U.S. Bank Secrecy Act (31 U.S.C. § 5311 et seq.), as amended, and the regulations promulgated thereunder by the Financial Crimes Enforcement Network, as such regulations may be amended from time to time.  The investment made or to be made by such Purchaser Party in the Securities will not, directly or indirectly, contravene any applicable Money Laundering Laws, foreign currency controls and counter-terrorism financing requirements, nor will such investment made by such Purchaser Party cause the Company to be in violation of any applicable Money Laundering Laws, foreign currency controls and counter-terrorism financing requirements.

(q)          Foreign Corrupt Practices. Neither such Purchaser Party nor any Affiliate of such Purchaser Party, nor to the knowledge of such Purchaser Party or any Affiliate of such Purchaser Party, any agent or other person acting on behalf of the any Purchaser Party or Affiliate of any Purchaser Party, has, in relation to the Purchaser’s formation, capitalization, or activities or to the transactions contemplated hereunder, directly or indirectly:  (i) made or facilitated contributions, gifts, entertainment or other expenses related to foreign or domestic political activity or given anything of value to officials or employees of any political party or domestic government agency or instrumentality or to any foreign or domestic political parties or campaigns to obtain or retain any business or opportunity improperly or any improper advantage for any individual or entity, or (ii) made any act or omission that would cause the Company to violate in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977 by entering into the transactions contemplated herein.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect the Purchaser Parties’ right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties of the Company contained in any other Transaction Document or any other document or instrument executed and/or delivered by the Company in connection with this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1          Appointment of Director.   Effective as of the 2026 AGM and for so long as the Purchaser is the owner of at least 5.00% of the issued and outstanding shares of the Company, the Purchaser shall have the right (but not the obligation) to nominate one (1) person for election by the shareholders of the Company to serve as a member of the Board of Directors (for avoidance of doubt, provided that the Appointed Director shall no longer be serving as a director of the Company at such time). Subject to the foregoing and provided that any such person so designated by the Purchaser has provided the requisite certifications required for appointment as a director of a public company under Israeli law, the Company agrees to take all necessary actions to present the person so designated by the Purchaser for election as a director of the Company by the shareholders of the Company at the applicable annual general meeting of shareholders of the Company, pursuant to the Company’s articles of association and Israeli law. The Purchaser acknowledge that any person so nominated by the Purchaser who shall be elected by the shareholders to serve as a director of the Company shall be subject to all applicable laws (including, without limitation, the Israeli Companies Law and any rules and regulations in connection therewith) relating to service as a director of a public company and Company policies applicable to directors (including, without limitation, policies relating to transactions involving interested and related parties).

4.2          Legends. Each Purchaser Party consents to the placement of a legend on any certificate or other document evidencing the Securities that such securities have not been registered under the Securities Act or any state securities or “blue sky” laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. Each Purchaser Party is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

THE SHARES AND THE SECURITIES REPRESENTING THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO AN AGREEMENT BY AND BETWEEN THE COMPANY AND THE HOLDER. TRANSFER OF SUCH SECURITIES WILL NOT BE REGISTERED ON THE RECORD BOOKS OF THE COMPANY OR THE DEPOSITARY UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF THE AGREEMENT.

The Company shall use its reasonable best efforts to cause the Depositary to remove the legend set forth above and to issue a certificate without such legend to the holder of the Securities upon which it is stamped, or to issue to such holder by electronic delivery at the applicable balance account at the DTC, unless otherwise required by state securities or “blue sky” laws, at such time as, (i) such Securities are registered for resale under the Securities Act (provided, that, if the Purchaser Party is selling pursuant to an effective registration statement registering the Securities for resale, the Purchaser Party hereby agrees to only sell such Securities during such time that such registration statement is effective and not withdrawn, or suspended, and only as permitted by such registration statement), or (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a form generally acceptable to the Company’s legal counsel, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the Securities Act.  In furtherance of the foregoing, the Company agrees that at such time as such legend is not required pursuant to this Section 4.2, the Company shall, no later than three Trading Days following the delivery by the Purchaser Party to the Company or the Company’s transfer agent of a certificate or other instrument representing the Securities, issued with a restrictive legend, issue and deliver (or cause to be issued and delivered) to the Purchaser Party a certificate representing such Securities, that is free from all restrictive and other legends.  Certificates or other instruments for Securities subject to legend removal hereunder shall be transmitted by the Depositary to the Purchaser Party by crediting the account of the Purchaser Party’s prime broker with the DTC as directed by the Purchaser Party.

4.3          Rule 144 Availability; Public Information. Subject to the Restricted Period and without derogating from Sections 4.12 and 4.134.13 hereof, at all times during the period commencing on the Closing Date and ending at such time that all of the Securities held by the Purchaser Party can be sold without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act and otherwise without restriction or limitation pursuant to Rule 144 under the Securities Act, the Company shall use its reasonable best efforts to (i) ensure the availability of Rule 144 under the Securities Act to the Purchaser Party with regard to all or a portion of the Securities held by the Purchaser, including but not limited to compliance with the current public information requirement under Rule 144(c) of the Securities Act and (ii) deliver, including without limitation, all such legal opinions, consents, certificates, resolutions and instructions to the Depositary as may be reasonably requested from time to time by the Purchaser and otherwise fully cooperate with the Purchaser Party and/or the Purchaser Party’s broker to effect such sale of all or a portion of the Securities held by the Purchaser Party pursuant to Rule 144 under the Securities Act.

4.4          Securities Laws Disclosure; Publicity.  The Company shall (a) file a Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act; and (b) by 9:00 a.m. (New York City time) on the fourth Trading Day immediately following the Closing Date (the “Disclosure Time”), issue a press release disclosing the material terms of the transactions contemplated hereby.  Notwithstanding any provision hereunder or in the other Transaction Documents, between the date hereof and the Disclosure Time, the Company shall not issue or permit to be issued any press release with respect to the transactions or agreements contemplated hereunder and by the other Transaction Documents or the subject matter thereof without the prior written consent of the Purchaser Parties, except as required in compliance with applicable laws or regulations, including the rules and regulations of the Commission, or applicable rules and requirements of the Trading Market or TASE, in the event of which the Company shall provide the Purchasers Parties with prior notice of such disclosure.

4.5          Integration. Assuming the accuracy of the Purchaser Parties’ representations and warranties set forth in Section 3.2, the Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities to be purchased by the Purchaser pursuant to this Agreement for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.6          Participation Right.

(a)          Commencing from the Closing Date, and until the date that is the 18-month anniversary following such date, and provided that a Purchaser Party is the owner of at least 5.00% of the issued and outstanding shares of the Company, upon any issuance by the Company, for cash consideration, of ADSs at a price per ADS that is less than the Per ADS Purchase Price or of Ordinary Shares at a price per Ordinary Share that is less than $0.1424 (in each case, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of ADSs and/or the Ordinary Shares that occur after the date of this Agreement) (a “Subsequent Financing”), the Purchaser Parties shall have the right to participate in the Subsequent Financing up to the Pro Rata Portion (as defined below), on the same terms, conditions and price provided for in the Subsequent Financing, on the terms and conditions set forth herein.

(b)          Between the time period of 4:00 pm (New York City time) and 6:00 pm (New York City time) on the Trading Day immediately prior to the Trading Day of the expected announcement of the Subsequent Financing, the Company shall deliver to the Purchaser Parties a written notice of the Company’s intention to effect a Subsequent Financing (a “Subsequent Financing Notice”), which notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include the principle transaction documents relating thereto as an attachment. The Purchaser Parties hereby acknowledge that any information included in the Subsequent Financing Notice may constitute material non-public information, and each Purchaser Party shall be deemed to have consented to the receipt of such information and hereby agrees with the Company to keep such information confidential and that it shall not trade on the basis of, such material, non-public information and shall not effect any transactions in the securities of the Company until the Company shall disclose such material non-public information.  Notwithstanding the foregoing, to the extent actually known to the Company and reasonably practicable, the Company shall deliver to the Purchaser Parties an initial written notice of the Company’s intention to effect a Subsequent Financing at such earlier date as is reasonably practicable, not to exceed three Trading Days prior to the Trading Day of the expected announcement of the Subsequent Financing, provided that such notice may not include all details required to be included in, or documents required to be delivered with, a Subsequent Financing Notice and shall include only those details reasonably available to the Company at such time.

(c)          If a Purchaser Party desires to participate in such Subsequent Financing, such Purchaser Party must provide written notice to the Company by 2:00 am (New York City time) on the Trading Day following the date on which the Subsequent Financing Notice is delivered to the Purchaser Parties (the “Notice Termination Time”) stating that such Purchaser Party is willing to participate in the Subsequent Financing, the amount of such Purchaser Party’s participation up to, in the aggregate for both Purchaser Parties, the Pro Rata Portion, representing and warranting that such Purchaser Party has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice, and agreeing to execute and deliver any lock-up or similar agreement as may be reasonably requested by the Company, the underwriter or placement agent in connection with the Subsequent Financing.  If the Company receives no such notice from the Purchaser Parties as of such Notice Termination Time, each Purchaser Party shall be deemed to have notified the Company that it does not elect to participate in such Subsequent Financing.

(d)          Any ADSs or Ordinary Shares purchased by the Purchaser Parties in any Subsequent Financing prior to the expiration of the Restricted Period shall be subject to the provisions and restrictions of Sections 4.12 and 4.13 hereof.

(e)          “Pro Rata Portion” means the ratio of (y) the aggregate number of ADSs held by the Purchaser Parties on the date of the Subsequent Financing Notice, and (z) the aggregate number of ADSs of the Company issued and outstanding on the date of the Subsequent Financing Notice.

(f)          Notwithstanding the foregoing, this Section 4.6 shall not apply in respect of the issuance of (a) Ordinary Shares, ADSs or options or other securities of the Company to employees, officers, directors or consultants of the Company pursuant to any share or option plan or other equity-based incentive plan duly adopted by the Board of Directors, (b) ADSs or Ordinary Shares upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into ADSs or Ordinary Shares outstanding on the date hereof or issued hereinafter pursuant to the approval of the Board of Directors, (c) Ordinary Shares or ADSs under any existing or future at-the-market offering program of the Company approved by the Board of Directors; and (d) securities pursuant to acquisitions or strategic transactions approved by the Board of Directors to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company.

4.7          Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for working capital and general corporate purposes.

4.8          Listing of Shares.  Concurrently with the Closing, the Company, to the extent required by the applicable Trading Market, apply to list or quote all of the Shares and/or ADSs on the Trading Market on which it is currently listed and promptly secure the listing of all of the Shares and/or ADSs on such Trading Market.  The Company further agrees, if the Company applies to have the Shares and/or ADSs traded on any other Trading Market, it will then include in such application all of the Shares and/or ADSs, and will take such other action as is necessary to cause all of the Shares and/or ADSs to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Shares and/or ADSs on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.

4.9          Confidentiality. Each Purchaser Party covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4, such Purchaser Party will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules.

4.10          Indemnification of Purchaser.

(a)          The representations and warranties of the Company in this Agreement shall survive the execution and delivery of this Agreement and the Closing until the lapse of 12 months from the Closing, and thereafter there shall be no liability on the part of the Company or any its Affiliates, and no claim shall be made by the Purchaser or any of its Affiliates, in respect thereof.

(b)          Subject to the limitations set forth in this Section 4.10, the Company shall indemnify, defend and hold harmless the Purchaser, its members, managers, officers and employees (each, an “Indemnified Party”) from and against any and all losses, costs, damages, liabilities, obligations, fines, deficiencies and expenses, but excluding punitive or exemplary damages (collectively, “Damages”) resulting from, in connection with or arising out of, (a) any inaccuracy in any of the representations or warranties of the Company set forth in Section 3.1, or (b) any action instituted against the Purchaser in any capacity, or any of its Affiliates, by any shareholder of the Company who is not an Affiliate of a Purchaser Party, with respect to any of the transactions contemplated by this Agreement (unless such action is based upon (i) a breach of the Purchaser Parties’ representations, warranties or covenants under this Agreement or any agreements or understandings a Purchaser Party may have with any such shareholder, (ii) any violations by a Purchaser Party of local, foreign, state or federal securities or other laws or (iii) any conduct by a Purchaser Party which constitutes fraud, gross negligence, willful misconduct or malfeasance).  In the event an Indemnified Party has a claim against the Company under this Section 4.10, such Indemnified Party shall deliver notice of such claim (which claim shall be described with reasonable specificity in such notice) with reasonable promptness to the Company (“Claim Notice”). The failure by such an Indemnified Party to so notify the Company shall not relieve the Company of any liability which it may have, except to the extent that the Company demonstrates that it has been actually prejudiced by such failure.  If the Company has disputed its liability with respect to such claim, as provided above, such Indemnified Party and the Company shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, Indemnified Party shall be entitled to refer such dispute to be resolved by litigation in an appropriate court of competent jurisdiction subject to Section 5.9.

(c)          The Company shall only be liable under this Section 4.5 if the cumulative amount of all Damages incurred hereunder exceeds $291,741, at which time the Company’s liability shall be for the full amount of Damages from the first dollar.

(d)          In no event shall the Company be liable hereunder to aggregate Damages or reimbursement in connection with a breach or inaccuracy of a warranty or representation of the Company in excess of the Purchase Price.

(e)          None of the limitations set forth in Sections 4.10(c) and 4.10(d) above shall apply in case of fraud or willful misconduct by or on behalf of the Company.  For such purpose, “willful misconduct” shall mean any intentional or conscious act or omission as constitutes, in effect, an intentional or reckless disregard of any provision of this Agreement.

(f)          The Company shall be entitled to any defenses available under applicable securities laws in connection with any claim against the Company under this Section 4.10.

(g)          Each Purchaser Party acknowledges and confirms that, except in the event of fraud or willful misconduct by or on behalf of the Company, the indemnification procedures described in this Section 4.10 shall be the sole and exclusive remedies available to the Purchaser Parties for any breach or non-fulfillment of the representations and warranties of the Company set forth in this Agreement.

(h)          Nothing in this Agreement shall derogate from or supplement Purchaser’s right to enjoy or benefit from any compensation (whether in cash or in any other form) awarded to shareholders of the Company by a court of competent jurisdiction, under or in connection with a class action initiated against the Company by shareholders of the Company other than a Purchaser Party or Affiliate thereof or any person or entity on its behalf; it being clarified that in no event shall the Indemnified Parties be entitled to double recovery for any indemnifiable Damages.

4.11          Reservation of ADSs and Ordinary Shares.  As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times prior to the Closing Date, free of preemptive rights, a sufficient number of Ordinary Shares for the purpose of enabling the Company to issue the Securities pursuant to this Agreement at the Closing.

4.12          Lock-Up and Standstill.

(a)          Subject to the provisions set forth in Section 4.13, each Purchaser Party covenants that for a period of twelve (12) months following the date of this Agreement (the “Restricted Period”), each Purchaser Party shall not (and shall cause its Affiliates not to and shall cause its and their respective representatives acting at its and their respective behalf not to), in any manner acting alone or in concert with others, without the prior written consent of the Company:

(i)          sell, assign, pledge, hypothecate, lend or otherwise transfer or dispose of (or enter into any contract or other obligation regarding the future sale, assignment, pledge, loan, transfer or other disposition of) any securities of the Company or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities (each, a “Transfer”), other than (x) a Transfer of any of any securities of the Company in response to a tender or exchange offer by any Person, (y) a Transfer by operation of law or by an order of a court or regulatory agency, or (z) a Transfer to a third-party strategic investor of the Company, subject to the prior written consent of the Company, which consent shall not be unreasonably withheld (it being clarified, for the avoidance of doubt, that the Company shall be entitled to withhold its consent for a proposed Transfer to a competitor of the Company or its Subsidiaries and any activist investor).

(ii)          (x) except in accordance with Section 4.6 hereof, acquire or make any proposal to acquire, directly or indirectly, by means of purchase, merger, business combination or in any other manner, beneficial ownership of any securities of the Company, direct or indirect rights to acquire any securities of the Company (including any derivative securities with economic equivalents of ownership of any of such securities), any right to vote or to direct the voting of any securities of the Company or any assets of the Company, (y) form, join or in any way participate in a “group” (meaning of Section 13d-5 under the Exchange Act) with respect to any voting securities of the Company, or (z) have any discussions or enter into any arrangements (whether written or oral) with, or advise, assist or encourage any other Persons in connection with any of the foregoing.

(b)          Notwithstanding any provision in this Agreement to the contrary, the Restricted Period shall terminate immediately if, after the date of this Agreement, (A) the Company enters into a definitive agreement approved by the Board with a third party to effectuate a sale of 50% or more of the consolidated assets of the Company or 50% or more of the Company’s outstanding equity securities or any other acquisition, merger or merger-type transaction with another Person or group of Persons whereby another Person or group acquires more than 50% of the voting power of the Ordinary Shares of the Company that has been approved or recommended by the Board (provided that a majority of the directors at the time of such approval or recommendation serve on the Board as of the date of this Agreement), (B) the Company makes an assignment for the benefit of creditors or commences any proceeding under any bankruptcy reorganization, insolvency, dissolution or liquidation law of any jurisdiction, (C) any bankruptcy petition is filed or any such proceeding is commenced against the Company and either (1) the Company indicates its approval thereof, consent thereto or acquiescence therein, or (2) such petition application or proceeding is not dismissed within 30 days, (D) the License Agreement is terminated by a Purchaser Party due to the Company’s material breach of any obligation under the License Agreement and is no longer in full force and effect, (E) the Marketing Approval for the Licensed Product, as such terms are defined in and in accordance with the License Agreement, for stem cell mobilization is not received from the FDA six (6) months from the Closing Date; (F) the Company fails to be in compliance with the listing or maintenance requirements of the applicable Trading Market in respect of the Securities and such noncompliance results in a Material Adverse Effect and an actual delisting of the applicable Securities from the Trading Market, or (G) any of the legal proceedings disclosed in the section entitled “Item 8.A—Financial Information—Legal Proceedings” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 22, 2023, is determined adversely against the Company and such determination could reasonably be expected to cause a Material Adverse Effect, provided that solely in the case of clauses (D), (E), (F) and (G), the Restricted Period under Section 4.12(a)(ii)4.12(a)(ii) shall not expire and shall continue to be in effect in accordance with its terms (i.e., the Purchaser Party shall be entitled to Transfer securities of the Company, subject to the restrictions set forth in Section 4.12(a)(i), but shall not take any of the actions set forth in Section 4.12(a)(ii) without the prior written consent of the Company).

4.13          Gloria Transaction.

(a)          The Purchaser Parties each represent to the Company that they have entered into a definitive binding agreement pursuant to which, subject to the terms and conditions set forth therein, the Purchaser Parties will effectuate transaction(s) in order for Gloria to become, directly or indirectly, the sole beneficial owner of all of the Securities (the “Gloria Transaction”).  Notwithstanding Section 4.12 hereof, the Company hereby approves the transfer, directly or indirectly, of the beneficial ownership of the Securities to Gloria, provided that Gloria shall assume all of the rights and obligations of Purchaser under this Agreement and thereafter, Gloria shall be deemed the “Purchaser” under this Agreement for all intents and purposes; provided further that, prior to the consummation of the Gloria Transaction, the Purchaser Parties shall comply with all reasonable requests by the Company in order to effect the transfer of the Securities as contemplated by the Gloria Transaction.

(b)          Notwithstanding Section 4.12 hereof, until the earlier of (x) the consummation of the Gloria Transaction and (y) the expiry or earlier termination of the Restricted Period in accordance with Section 4.12, the Purchaser shall not (and shall cause its Affiliates not to and shall cause its and their respective representatives acting at its and their respective behalf not to), in any manner acting alone or in concert with others, without the prior written consent of the Company, Transfer any or all of the Securities, other than a Transfer by an order of a court or regulatory agency.

(c)          Notwithstanding Section 4.12 hereof, until such time as the Gloria Transaction has been consummated, the Purchaser shall not (and shall cause its Affiliates not to and shall cause its and their respective representatives acting at its and their respective behalf not to), in any manner acting alone or in concert with others, transfer, directly or indirectly, the ownership of the Purchaser, unless such transfer complies with all applicable laws, including (without limitation) Record Keeping Laws and Money Laundering Laws.

(d)          Each Purchaser Party undertakes to use its best commercial efforts and to take all reasonable actions necessary to obtain the approval of the State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE Approval”) in respect of the Gloria Transaction as promptly as possible following the date of this Agreement and to consummate the Gloria Transaction promptly following the issuance of the SAFE Approval but in no event later than one (1) month thereafter.

ARTICLE V.
MISCELLANEOUS

5.1          Termination. This Agreement may be terminated by the Purchaser Parties or the Company, in each case, by written notice to the other party, if the Closing has not been consummated on or before 5:00 p.m. (New York City time) on the Termination Date; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party, subject to the terms and conditions of this Agreement.  Without prejudice to any other rights or remedies that the parties may have pursuant to this Agreement or under applicable law (subject to the terms hereof), the parties acknowledge and agree that after the Closing, none of the parties shall be entitled to cancel, rescind or otherwise terminate this Agreement.

5.2          Fees and Expenses.  Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Depositary fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other similar documentary taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

5.3          Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4          Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5          Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser Parties, in the case of a waiver, by the party waiving compliance. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.6          Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7          Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser Parties, which consent shall not be unreasonably withheld, conditioned, or delayed, except that the Company may, without such consent, assign this Agreement and the rights, obligations and interests of the Company, in whole or in part, to any successor corporation resulting from any merger or consolidation of the Company with or into such corporation.  The Purchaser may assign any or all of its rights under this Agreement to any Person to whom the Purchaser assigns or transfers any Securities, provided that such assignment or transfer is in accordance with the terms and conditions of this Agreement (including, without limitation, Section 4.12 hereof) and applicable law, provided further that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the Purchaser, and provided further that in no event shall the right of the Purchaser to appoint a director under Section 4.1 hereof and the participation right under Section 4.6 hereof be assigned with the transfer or assignment of any Securities to any Person other than to Gloria or to an Affiliate of the Purchaser Parties.

5.8          No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.9          Governing Law; Venue.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.10, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.11          Replacement of Securities.  If any certificate or other instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.12          Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser Parties and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.13          Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.14          Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices, ADSs, and Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the ADSs and Ordinary Shares that occur after the date of this Agreement.

5.15          Language.  Notwithstanding anything express or implied to the contrary herein, this Agreement shall be governed and construed exclusively in the English language and all dispute resolution procedures shall be in English.  The parties agree that a Chinese language version of this Agreement may be created for reference purposes by the parties, but in no event shall such version take precedence over the English language version.

5.16          Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

BIOLINERX LTD.		Address for Notice:
Modi’in Technology Park 2 HaMa’ayan Street Modi’in, 7177871, Israel
By:	/s/ Philip Serlin	Attention: Chief Executive Officer
	Name: Philip Serlin	E-mail: [***]
Title: Chief Executive Officer

With a copy to (which shall not constitute notice): General Counsel BiolineRx Ltd. Email: [***]

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES FOR PURCHASER PARTIES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HONG SENG TECHNOLOGY LIMITED		Address for Notice:
14/F, Chun Wo Commercial, Centre, 25 Wing Wo Street, Central, Hong Kong
By:	/s/ Chung Fook Kwong	Attention: Chung Fook Kwong
	Name: Chung Fook Kwong	E-mail: [***]
Title: Director

With a copy to (which shall not constitute notice):

[PURCHASER SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

GUANGZHOU GLORIA BIOSCIENCES CO., LTD.		Address for Notice:
3rd Floor, Building No. 2, 1 Nanxiang Third Road, Huangpu District, Guangzhou City, PRC
By:	/s/ Xiuqiang Diao	Attention: Chairman
	Name: Xiuqiang Diao	E-mail: [***]
Title: Chairman

With a copy to (which shall not constitute notice):

[GLORIA SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]